SIDLEY AUSTIN llp ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
dspies@sidley.com
(312) 853 4167	FOUNDED 1866

August 29, 2011

VIA EDGAR
Ms. Sonia Gupta Barros
Special Counsel
United States Securities and Exchange
Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Millburn Multi-Markets Fund L.P. (the “Registrant”) — Amendment No. 2 to Registration Statement on Form 10-12(g) Filed on May 20, 2011 and Form 10-K for the Year Ended December 31, 2010 Filed March 30, 2011

Dear Ms. Barros:

We thank you for your comment letter of June 8, 2011 relating to the Registrant’s Amendment No. 2 to Registration Statement on Form 10-12(g) filed on May 20, 2011 and Registrant’s Form 10-K for the Year Ended December 31, 2010 filed on March 30, 2011.  For your convenience, the comments in your June 8, 2011 letter are set forth verbatim below, together with responses thereto.

Amendment No. 2 to Registration Statement on Form 10-12(g)

General

1.
Given the Master Fund’s ability to invest in instruments which may be considered securities for purposes of Section 3 of the Investment Company Act of 1940, please include the following language in your next amendment:  “The Master Fund at all times will look primarily to commodity interests as its principal intended source of gains and anticipates that at all times commodity interests will present the Master Fund’s primary risk of loss and the Master Fund will not enter into any financial instrument if to do so would cause the Master Fund to look to securities as its principal intended source of gains or anticipate that securities will present the Master Fund’s primary risk of loss.”

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Ms. Sonia Gupta Barros
August 29, 2011

We have amended the filing to incorporate this requested language.

Narrative Description of Business

(iii) Charges

Expenses, page 15

2.
We note your revisions in response to comment 5 and 6 in our letter dated September 22, 2010.  Please supplement the narrative in this section to more fully describe fees paid to both CACEIS Inc. and The Millburn Corporation.  Please also update your fee table disclosure to quantify the amounts currently identified as “administrative expense” for each of these parties, to the extent material.

We have added disclosure in the narrative stating what the Partnership’s share of the fees paid to CACEIS Inc. were for the six months ended June 30, 2011.  We have also added disclosure in the narrative providing that The Millburn Corporation is compensated by the General Partner out of the General Partner’s own funds and none of the Partnership, the Master Fund or any Limited Partner bears any additional cost as a result of the arrangement between the General Partner and The Millburn Corporation.  We have also updated the fee table to quantify amounts currently identified as “administrative expense” for CACEIS Inc.

Form 10-K for the fiscal year ended December 31, 2010

General

3.
Please tell us why you have omitted the audited balance sheet of your General partner, Millburn Ridgefield Corporation, for the most recently completed fiscal year.  Refer to rule 8-07 of Regulation S-X.

On July 21, 2011, Louise M. Dorsey, Associate Chief Accountant, granted an exemption to the Partnership from its obligation to provide the General Partner’s audited balance in the Partnership’s filings with the Commission, provided that the Partnership include a statement that the General Partner has no obligation to, does not intend to and has not implied that it would provide financial support to or fund cash flow deficits of the Partnership.  We have included this statement in the amended Registration Statement on Form 10-12(g) accompanying this correspondence and will include this statement in future filings with the Commission that may otherwise require a balance sheet from the Partnership’s General Partner.

Ms. Sonia Gupta Barros
August 29, 2011

Millburn Multi-Markets Fund L.P.

Summary of Significant Accounting Policies, page 45

4.
We note your response to prior comment 10 from our letter dated September 22, 2010 and reissue the comment in part.  Please tell us your accounting policy for organization and initial offering costs, including the period of time over which you amortized to expense such initial offering costs.  Refer to FASB ASC 946-20-35-5.

All expenses incurred in connection with the organization and initial offering of units of limited partnership of the Partnership were paid by the General Partner.  The Master Fund, on behalf of and for the account of the Partnership, is reimbursing the General Partner for these costs in 60 equal monthly installments, beginning August 1, 2009; provided, however, that to the extent the reimbursement amount of such organizational and initial offering costs exceeds in the aggregate for any month 1/12 of 0.05% of the Partnership’s month-end net asset value (a 0.05% annual rate), such excess will not be reimbursed to, but will be borne by, the General Partner.  Amounts reimbursed are charged to expense from operations at the Master Fund (only to the respective Partnership investors) at the time of accrual.  If the Partnership terminates prior to completion of payment of the calculated amounts to the General Partner, then the General Partner will not be entitled to any additional payments and the Partnership, with respect to these expenses, will have no obligation to the General Partner or the Master Fund.

5.
In addition, please tell us whether the Partnership has direct or indirect obligation or the intent to reimburse the Master Fund for payment of expenses advanced for which the Master Fund is reimbursing the General Partner.  In addition, please tell us and explicitly disclose whether the financial statement of the Partnership, not only those of the Master Fund, include such expenses.  Refer to SAB Topic 5.D.

In the event of certain conditions stated in the response to comment #4, the Partnership will not have a direct or indirect obligation or intent to reimburse the Master Fund for payment of expenses related to the organization and initial offering of units of limited partnership of the Partnership.  These expenses are included in the Partnership’s statement of operations.  In the Partnership’s most recent Form 10-Q filed with the Commission on August 12, 2011, the Partnership has also clarified disclosures in the notes to its financial statements by stating that organizational and offering costs are included in “administrative and operating expenses” in the Partnership’s and the Master Fund’s statements of operations.

Ms. Sonia Gupta Barros
August 29, 2011

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•           the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Accompanying this letter, is the written statement from the Registrant acknowledging the foregoing statements.

Thank you very much for your time and attention to this filing.  As a courtesy and for your convenience, we are delivering under separate cover a version of Registrant’s Registration Statement on Form 10-12(g) marked against Registrant’s Registration Statement on Form 10-12(g) previously filed on May 20, 2011.  If you have any questions, please do not hesitate to contact me at (312) 853-4167 or James Biery at (312) 853-7557.

Very truly yours,

/s/ Daniel F. Spies